EXHIBIT 12

ASHFORD HOSPITALITY TRUST, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$337,705	$(40,465)	$(46,949)	$(56,385)	$9,039	$(26,914)
Amount recorded for equity in (earnings) loss of unconsolidated entities	9,084	(2,495)	23,404	20,833	(14,528)	20,265
Add:
Distributions from equity investment in unconsolidated entities	996	995	—	—	—	492
Interest on indebtedness, net of premiums	121,082	107,598	133,697	140,066	134,585	143,264
Amortization of loan costs	12,907	7,237	7,772	6,194	4,648	5,838
Interest component of operating leases	209	115	341	354	385	525
	$481,983	$72,985	$118,265	$111,062	$134,129	$143,470

Fixed charges
Interest on indebtedness, net of premiums	$121,082	$107,598	$133,697	$140,066	$134,585	$143,264
Amortization of loan costs	12,907	7,237	7,772	6,194	4,648	5,838
Interest component of operating leases	209	115	341	354	385	525
Dividends to Class B unit holders	2,110	2,879	2,943	2,943	2,943	2,943
	$136,308	$117,829	$144,753	$149,557	$142,561	$152,570
Preferred stock dividends
Preferred Series A	$2,657	$3,542	$3,542	$3,516	$3,180	$3,180
Preferred Series B-1	—	—	—	—	1,374	4,143
Preferred Series D	15,001	20,002	20,002	19,869	18,940	13,871
Preferred Series E	7,813	10,418	10,418	10,417	6,019	—
	$25,471	$33,962	$33,962	$33,802	$29,513	$21,194

Combined fixed charges and preferred stock dividends	$161,779	$151,791	$178,715	$183,359	$172,074	$173,764

Ratio of earnings to fixed charges	3.54

Ratio of earnings to combined fixed charges and preferred stock dividends	2.98

Deficit (Fixed charges)		$44,844	$26,488	$38,495	$8,432	$9,100

Deficit (Combined fixed charges and preferred stock dividends)		$78,806	$60,450	$72,297	$37,945	$30,294